U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12B-25

SEC File Number  811-3728

Back Bay Advisors Money Market Series
Back Bay Advisors Bond Income Series
Salomon Bros. Strategic Bond Series
Salomon Bros. US Government Series
Back Bay Advisors Managed Series
Balanced Series
Morgan Stanley International Magnum Equity Series
Alger Equity Growth Series
Capital Growth Series
Davis Venture Value Series
Harris Oakmark Mid Cap Value Series
Loomis Sayles Small Cap Series
MFS Investors Series
MFS Research Managers Series
Westpeak Growth & Income Series
Westpeak Stock Index Series


NOTIFICATION OF LATE FILING
(Check One) :
[   ]  Form 10-K
[   ]  Form 11-K
[   ]  Form 20-F
[   ]  Form 10-Q
[ X ]  Form N-SAR

For Period Ended:      December 31, 2000

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I  -  Registrant Information

Full Name of Registrant: New England Zenith Fund

Former Name if Applicable
Address of Principal Executive Office (Street and Number)
501 Boylston Street
Boston, MA  02116



Part II  -  Rule 12b-25  (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[   ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[ x ] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c)has been attached if applicable.

Part III  - Narrative

The registrant requests additional time to file form NSAR so that it can compile the necessary information to file a complete and accurate document.

Part IV  - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Allison Troiani
(617) 578-4318
tsantry@nefn.com

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state then reasons why a reasonable estimate of the results can not be made.

New England Zenith Fund
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.

Date:  2/23/2001
By:  /s/ Allison Troiani